VIA EDGAR

February 28, 2022

Mr. Jeffrey Lewis

Ms. Shannon Menjivar

Ms. Melanie Singh

Ms. Pam Howell

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sound Point Acquisition Corp I, Ltd

Registration Statement on Form S-1 (File No. 333-262354)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Sound Point Acquisition Corp I, Ltd that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on March 1, 2022, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, the undersigned advise that they intend to distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated February 18, 2022 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signatures on next page]

Very truly yours,

BofA Securities, Inc.
J.P. Morgan Securities LLC

As Representatives of the several Underwriters

By: BofA Securities, Inc.

/s/ Michael Liloia
Name: Michael Liloia
Title: Authorized Signatory

By: J.P. Morgan Securities LLC

/s/ Peter Castoro
Name: Peter Castoro
Title: Vice-President